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                                                                       Exhibit G

Atlantic City Electric Company (70-    )
Notice of Proposal to Acquire Utility Assets

         Atlantic City Electric Company ("ACE"), a New Jersey corporation, an operating public utility company and a wholly-owned subsidiary of Conectiv, a soon-to-be registered public utility holding company, both of 800 King Street, Wilmington, DE 19899 has filed an application pursuant to Sections 9(a) and 10 of the Act and Rule 41 thereunder. Conectiv previously filed an Application/Declaration on form U-1 with the Commission requesting authorization under Section 9(a)(2) of the Act to consummate certain transactions resulting in the acquisition by the Conectiv of all of the outstanding voting securities of Delmarva Power & Light Company, a Delaware and Virginia corporation and an operating public utility company, and of ACE and of certain direct and indirect non-utility subsidiaries (said transactions are hereinafter referred to as the "Merger") (File No. 70-9069). The Merger was approved by order of the Commission dated February 25, 1998 (Release No. 26832).

         ACE now proposes to purchase two 39.30 megawatt combustion turbine generating units and accessory equipment for a purchase price of $8 million. These units were previously leased by ACE for a period of twenty-five years under a December 1, 1972 Indenture of Lease among ACE, Frank B. Smith and Ben Maushardt, as Trustees and Lessor and United states Leasing Corporation, Agent for Lessor. The Lease is due to expire on July 11, 1998. The units are referred to as Carll's Corner No. 1 and No. 2 and are located in Upper Deerfield Township, Cumberland County, New Jersey. The units have been used by ACE for the generation of electricity for twenty-five years and were included in the description of electric generating facilities and resources in the Merger U-1 in the following paragraph:

         Combustion Turbine Units are located in various location. ACE's ownership interest results in a net installed capacity of 524 MW. Their major fuel sources are oil and gas.

         The lease terminates on July 11, 1998 and ACE wishes to purchase the units and continue them in service. Applicant states that Section 9(b)(1) does not exempt the proposed transaction from the requirements of Section 9(a)(1) because the acquisition of the utility assets will not be approved by the state commission. Further, Rule 41(a) does not exempt the proposed transaction from the requirements of Section 9(a)(1) because the consideration exceeds the limit on amount by $3 million dollars. Since these utility assets have been leased and have been part of the integrated electric operating system for twenty five years, all other standards under Section 10 should be deemed to have been met.

         For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                                                                Jonathan G. Katz
                                                                       Secretary